Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-157606

December 9, 2009
TERM SHEET

$750,000,000 6.00% Notes due 2040

Issuer:	Hess Corporation (Bloomberg Ticker: “HES”)
Ratings:	Baa2 (Moody’s) / BBB- (S&P)
Securities:	$750,000,000 6.00% Notes due 2040
Format:	SEC registered (global)
CUSIP / ISIN No.:	42809H AC1/US42809HAC16
Trade Date:	December 9, 2009
Expected Settlement:	December 14, 2009 (T+3)
Maturity:	January 15, 2040
Price To Public:	99.234% of principal amount
Purchase Price To Underwriters:	98.359% of principal amount
Coupon:	6.00% per year (payable semi-annually)
Interest Payment Dates:	January 15 and July 15, beginning July 15, 2010
Benchmark Treasury:	4.50% notes due August 15, 2039
Benchmark Treasury Yield:	4.405%
Spread:	+165 basis points over Benchmark Treasury
Yield:	6.055%
Make Whole Call At Any Time:	The greater of 100% of principal amount or
discounted present value at Adjusted Treasury
Rate + 25 bps
Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Joint Bookrunners:	Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526, J.P. Morgan Securities Inc. at 1-212-834-4533 or Morgan Stanley & Co. Incorporated at 1-866-718-1649.